AM
3·1·2004

[redacted] ED STATES
:XCHANGE COMMISSION
;ton, D.C. 20549

04001897

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VF
2-26-04

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49297

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Quaker Capital Markets Group Inc.

~~**Leighton McGill Group, Inc.**~~

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

53 Darby Road
(No. and Street)

Paoli	PA	19301
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald P. McGill — (610) 725-9290
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&H Certified Public Accountants, LLC
(Name - if individual, state last, first, middle name)

183 Madison Ave.	New York	NY	10016
(Address)	(City)	(State)	(Zip Code)

FEB 2 5 2004

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

LEIGHTON MCGILL GROUP, INC.

TABLE OF CONTENTS

AFFIRMATION

I, Donald P. McGill, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Leighton McGill Group, Inc. (Company) at December 31, 2003 and for the year then ended are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified as that of a customer.

Donald P. McGill, President

Sworn and subscribed to before me this 20TH day of FEBRUARY, 2004.

NOTARIAL SEAL
PEGGY J. BURROUGHS, NOTARY PUBLIC
TREDYFFRIN TWP., CHESTER COUNTY
MY COMMISSION EXPIRES AUG. 12, 2007

VB&H
Financial Services, LLC

183 Madison Avenue
Suite 204
New York, NY 10016
T: 1.212.448.0010
F: 1.212.448.0053

4920 York Road, Suite 2EE1
P.O. Box 179
Buckingham, PA 18912
T: 1.215.794.9444
F: 1.215.794.9445

E-mail: VBH@getcpa.com
www.getcpa.com

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

To the Board of Directors of
Leighton McGill Group, Inc.

We have audited the accompanying balance sheet of Leighton McGill Group, Inc., as of December 31, 2003, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Leighton McGill Group, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with U. S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 8 is presented for the purpose of additional analysis and is not required for a fair presentation of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

VB+H CPA'S, LLC

New York, NY
February 20, 2004

LEIGHTON MCGILL GROUP, INC.
BALANCE SHEET
DECEMBER 31, 2003

ASSETS

Cash	$ 1,258
Deposits with clearing organization	25,000
Accounts receivable	4,421
Office equipment (net of $11,712 in accumulated depreciation)	2,324
Securities – market	8,850
Securities – cost	21,100
Total Assets	$ 62,953

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$ 8,245
Demand officer loan (no interest)	11,500
Total Liabilities	19,745
Stockholders' Equity:	
Common stock, 2,000 shares authorized, no par value;	
1,500 shares issued and outstanding	1,500
Additional paid-in capital	40,285
Comprehensive loss	(3,150)
Retained earnings	1,423
Stockholders' Equity	43,208
Total Liabilities and Stockholders' Equity	$ 62,953

See accompanying notes.

LEIGHTON MCGILL GROUP, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues:	
Fees	$ 95,567
Interest income	275
	95,842
Costs and Expenses:	
Commissions	29,906
Clearing Costs	35,106
Telephone	2,498
Rent	9,629
Regulatory fees and expenses	4,809
Professional fees	1,500
Office supplies and expense	5,176
Insurance	9,317
Depreciation	700
Other	206
Total Costs and Expenses	98,847
NET (LOSS)	$(3,005)

See accompanying notes.

LEIGHTON MCGILL GROUP,INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings	Compre-hensive Income (Loss)	Total Stockholders' Equity
Balances, January 1, 2003	$ 1,500	$ 40,285	$ 7,578	-	$ 49,363
Unrealized losses on securities available for sale	-	-	-	(3,150)	(3,150)
Net (loss) for the year	-	-	(3,005)	-	(3,005)
Balances, December 31, 2003	$ 1,500	$ 40,285	$ 4,573	$ (3,150)	$ 43,208

See accompanying notes.

LEIGHTON MCGILL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Flows From Operating Activities:	
Net loss	$(3,005)
Adjustment to reconcile net (loss) to	
net cash provided by operating activities:	
Depreciation and amortization	700
Decrease in accounts receivable	3,213
Increase in accounts payable and accrued expenses	309
Net Cash Provided by Operating Activities	1,217
Cash Flows From Investing Activities:	
	--
Net Cash (Used) In Investing Activities	--
Cash Flows From Financing Activities:	
	--
Net Cash Provided By Financing Activities	--
Net Increase In Cash	41
Cash at beginning of year	1,217
Cash at end of year	$ 1,258

See accompanying notes

LEIGHTON MCGILL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

1. ORGANIZATION AND NATURE OF BUSINESS

Leighton McGill Group, Inc. was incorporated in the State of Pennsylvania on April 3, 1996 and is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company is engaged in a single line of business as a securities broker-dealer, which comprises of agency transactions and limited investment banking activities.

The Company clears all of its transactions through security clearing brokers. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Pursuant to an agreement between the Company and RBC Dain Correspondent Services (RBC), all securities transactions of the Company are cleared through RBC, and its customers are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by RBC.

2. SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions
Proprietary security transactions are recorded on trade date. Profit and loss arising from all securities transactions entered for the account and risk of the Company are recorded on trade date.

Revenues
Commissions realized on agency transactions are recorded on a trade date basis.

Office Equipment
Office equipment is stated at cost and is being depreciated on the straight-line basis over its estimated useful life of 5 years.

Securities

The Company participated in the NASDAQ private placement, acquiring both shares and options to purchase shares. The shares trades under the ticker symbol "NDAQ", the options do not trade. All of the shares and options have been accounted for as "securities available for sale".

The shares have been recorded at market with any unrealized gain or loss recorded to comprehensive income; the options have been recorded at cost.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

The Company is a member of the NASD and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the Company's first twelve months of business and 15 to 1 thereafter. At December 31, 2003, the Company had net capital of $18,456, which was in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital is 107.

4. CONTINGENT LIABILITY

In the normal course of business, the Company is engaged in various trading and brokerage activities on an agency basis through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

5. INCOME TAXES

The Company has not accrued any income taxes because of its current year's loss. The Company has not recorded any tax benefits from its loss carry-forwards as those benefits have been completely offset by a valuation allowance reflecting the uncertainty of their realization.

6. FAIR VALUE

The Company's financial instruments approximate fair value.

7. COMPREHENSIVE LOSS

Total comprehensive loss, which includes unrealized gains and losses on available for sale securities, amounted to $3,150, for the year ended December 31, 2003.

LEIGHTON MCGILL GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

NET CAPITAL:		
Total ownership equity		$ 43,208
Deductions and/or charges:		
Non-allowable assets:		
Office equipment	$ 2,324	
Other assets	21,100	23,424
Net capital before haircuts on securities positions		19,784
Haircuts on securities positions		(1,328)
Net Capital		$ 18,456
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition		
Accounts payable and accrued expenses		$ 8,245
Demand officer loan		11,500
		$ 19,745
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required		$ 5,000
Excess net capital at 1000%		$ 13,456

Ratio: The ratio of aggregate indebtedness to net capital is 107.

The above computation does not differ materially from the December 31, 2003 computation of net capital filed electronically by the Company on FOCUS Form X-17A-5 Part IIA.

VB&H
Financial Services, LLC

183 Madison Avenue
Suite 204
New York, NY 10016
T: 1.212.448.0010
F: 1.212.448.0053

4920 York Road, Suite 2EE1
P.O. Box 179
Buckingham, PA 18912
T: 1.215.794.9444
F: 1.215.794.9445

E-mail: VBH@getcpa.com
www.getcpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Leighton McGill Group, Inc.

In planning and performing our audit of the financial statements and supplementary information of Leighton McGill Group, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., (N.A.S.D.), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

VB+H CPA'S, LLC

New York, NY
February 20, 2004